SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34326; 812-15175

Fidelity Beach Street Trust, et al.

July 9, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application to amend a prior order for exemptive relief.

Summary of Application: Applicants request an order ("Amended Order") that would amend a prior order to permit the Funds, as defined below, to use Creation Baskets (as defined below) that include instruments that are not included, or are included with different weightings, in the Fund's Tracking Basket (as defined below).

Applicants: Fidelity Beach Street Trust ("Beach Street"), Fidelity Management & Research Company LLC ("FMR"), Fidelity Distributors Company LLC ("FDC") and Fidelity Covington Trust ("New Applicant" and, together with Beach Street, FMR and FDC, the "Applicants").

Filing Dates: The application was filed on October 30, 2020, and amended on April 2, 2021, June 11, 2021 and June 30, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 3, 2021 and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Investment Company Act of 1940 ("Act"), hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: cynthia.lo.bessette@fmr.com, with copies to john.ohanlon@dechert.com, allison.fumai@dechert.com andstephanie.capistron@dechert.com.

FOR FURTHER INFORMATION CONTACT: Marc Mehrespand, Senior Counsel; Trace Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

I.   Introduction

1.   On December 10, 2019, the Commission issued an order ("Prior Order")[1] to Beach Street, FMR Co., Inc.,[2] Fidelity Management & Research Company[3] and Fidelity Distributors

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[1]   *See* Fidelity Beach Street Trust, et al., Investment Company Act Release No. 33683 (Nov. 14, 2019) (notice) and Investment Company Act Release No. 33712 (Dec. 10, 2019) (order). Except as specifically noted in the application, all representations and conditions contained in the application previously submitted with the Commission (File No. 812-14364), as amended and restated, and filed with the Commission on November 8, 2019 (the "Prior Application") remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order.

[2]   On January 1, 2020, each of FMR Co., Inc. and certain other Fidelity investment adviser entities merged with and into Fidelity Management & Research Company. Thereafter, Fidelity Management & Research Company redomiciled as a Delaware limited liability company and was renamed Fidelity Management & Research Company LLC. As FMR Co., Inc. no longer exists, it is no longer an applicant.

[3]   As described in note 2, Fidelity Management & Research Company has redomiciled as a Delaware limited liability company and been renamed Fidelity Management & Research Company LLC.

Corporation[4] (the "Prior Applicants") under section 6(c) of the Act for an exemption from sections

2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and

17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section

12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.[5]

The Prior Order permitted Prior Applicants to introduce a novel type of actively-managed

exchange-traded fund ("ETF") that is not required to disclose its portfolio holdings on a daily basis

(each, a "Fund"). Rather, pursuant to the Prior Order, each Business Day[6] a Fund publishes a

basket of securities and cash that, while different from the Fund's portfolio, is designed to closely

track its daily performance (the "Tracking Basket").

2.   Pursuant to the Prior Order, a Fund sells and redeems its shares ("Shares") only in

Creation Units and generally on an in-kind basis. Purchasers are required to purchase Creation

Units by making a deposit of Deposit Instruments and shareholders redeeming their Shares receive

a transfer of Redemption Instruments.[7] Under the Prior Order, the names and quantities of the

instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund

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[4]   On January 1, 2020, Fidelity Distributors Corporation merged with and into Fidelity Investments
Institutional Services Company, Inc. ("FIISC"). Thereafter, FIISC redomiciled as a Delaware limited
liability company and was renamed Fidelity Distributors Company LLC. As Fidelity Distributors
Corporation no longer exists, it is no longer an applicant.

[5]   The relief granted in the Prior Order under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c)
and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section
12(d)(1) Relief, will expire one year from the effective date of rule 12d1-4, except as necessary to allow a
Fund's receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting
transactions in Creation Units, according to the terms of the Prior Application and notwithstanding the
limits of Rule 12d1-4(b)(3). *See* Fund of Funds Arrangements, Investment Company Act Rel. No. 10871
(Oct. 7, 2020), at III.

[6]   All capitalized terms not otherwise defined in this notice have the meanings ascribed to them in the Prior
Application.

[7]   Deposit Instruments and Redemption Instruments may include cash and/or securities.

(collectively, the "Creation Basket") are the same as the Fund's Tracking Basket, except to the extent purchases and redemptions are made entirely or in part on a cash basis.

3. The New Applicant is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company. The New Applicant consents to, and will comply with, the terms and conditions of the Prior Order, as amended by the requested Order, to the same extent as Beach Street, FMR and FDC.

4. Applicants now seek to amend the Prior Order to, in effect, give the Funds the same flexibility with respect to Creation Basket composition as afforded to ETFs relying on rule 6c-11.[8] More specifically, Applicants have requested that the Funds be allowed to use Creation Baskets that include instruments that are not included, or are included with different weightings, in the Fund's Tracking Basket.

II. The Application

A. Applicants' Proposal

5. Upon amending the Prior Order, the names and quantities of the instruments that may constitute a Creation Basket will generally be the same as the Fund's Tracking Basket, but a Fund may accept Creation Baskets that differ from the Tracking Basket. Each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any Creation Basket exchanged with an AP on the previous Business Day that differed from such Business Day's Tracking Basket other than with respect to cash.

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[8] The Funds are not be able to operate in reliance on rule 6c-11 because they do not disclose their portfolio holdings on a daily basis as required by the rule. *See* rule 6c-11(c)(1)(i) (requiring an ETF to disclose prominently on its website, publicly available and free of charge, the portfolio holdings that will form the basis for each calculation of NAV per share).

6.   Applicants represent that, for portfolio management or other reasons, the Funds may determine that it is desirable to use Creation Baskets that differ from the Tracking Basket[9] (beyond cash substitutions). For example, a Fund may want to use a Creation Basket that contains instruments that are not included in a Fund's Tracking Basket if the Adviser or Sub-Adviser seeks to add an instrument to the Fund's actual portfolio) without incurring transaction costs associated with the purchase of the instrument for cash. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from a Fund's actual portfolio, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in-kind during a redemption transaction.

7.   The Funds will use the requested basket flexibility only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading.

8.   Pursuant to condition A.10 herein, each Fund will adopt and implement written policies and procedures regarding the construction of its Creation Baskets in accordance with rule 6c-11 under the Act. For purposes of the requirement to comply with the policies and procedures provision in rule 6c-11, only Creation Baskets that differ from a Fund's Tracking Basket will be treated as a "custom basket" under rule 6c-11(c)(3).

9.   Furthermore, pursuant to condition A.9 herein, each Fund will comply with the recordkeeping requirements of rule 6c-11.[10] For purposes of the requirement to comply with the

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[9]   The Prior Applicants represented in the Prior Application that a Fund's Tracking Basket will solely consist of a combination of Strategy Components, Representative ETFs, and cash and cash equivalents. Applicants note that a Fund's Tracking Basket may also consist of select securities from the universe from which that Fund's investments are selected, such as a broad-based market index.

[10]   Pursuant to condition A.9, each Fund will also maintain and preserve a copy of the Tracking Basket published on the Fund's website for each Business Day and a copy of each Creation Basket made available.

recordkeeping provision in rule 6c-11, only Creation Baskets different from a Fund's Tracking

Basket will be treated as a "custom basket" under rule 6c-11(d)(2)(ii).

B.   Considerations relating to the Requested Relief

9.   Applicants represent that the ability to utilize a Creation Basket that includes

instruments that are not included, or are included with different weightings, in a Fund's Tracking

Basket, or are included in different weightings, does not raise any new policy concerns about

reverse engineering of a Fund's portfolio, self-dealing or overreaching, or selective disclosure

beyond those concerns addressed in connection with the Prior Order.

10.   *Reverse Engineering.* Applicants acknowledge that, by using a Creation Basket

that includes instruments that are not included in a Fund's Tracking Basket, or are included in

different percentages, and by publishing such Creation Basket on its website, the Fund would

provide market participants with additional information about which instruments it adds or

removes from the Fund's actual portfolio. However, Applicants represent that they will operate

the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons

set forth in the application, believe successful front-running or free-riding is highly unlikely.

11.   *Self-Dealing or Overreaching.* Applicants state that APs and other market

participants will not have the ability to disadvantage the Funds by manipulating or influencing the

composition of Creation Baskets, including those that differ from the Tracking Basket. Like the

basket and custom basket policies and procedures required of ETFs by rule 6c-11, the Funds will

adopt and implement written policies and procedures that govern the construction of Creation

Baskets and the process that will be used for the acceptance of Creation Baskets to safeguard the best interests of the Funds and their shareholders.[11]

12. *Selective Disclosure.* The Funds and each person acting on behalf of the Funds will continue to be required to comply with Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in rule 100(b)(2)(iii) therein shall not apply). Applicants believe that the new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure of non-public material information. First, a Fund's use of, or conversations with APs about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds' obligation to comply with Regulation Fair Disclosure. Second, as noted above, each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any basket accepted by the Fund on the previous Business Day that differed from such Business Day's Tracking Basket other than with respect to cash.

III. Requested Exemptive Relief

For the reasons stated above, Applicants believe that the Prior Order, as amended, continues to meet the relevant standards for relief pursuant to section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.[12]

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[11] *See* Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) ("ETF Adopting Release"), at 80-94 (discussion of rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

[12] *See supra* note 4.

IV.   Applicants' Conditions:

Applicants agree that the Amended Order granting the requested relief will be subject to all of the conditions in the Prior Order, except that condition A.9 of the Prior Order is deleted in its entirety and replaced with the conditions A.9-A.10 as follows:

9.   Each Fund will comply with the recordkeeping requirements of rule 6c-11 under the Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund's Tracking Basket will be treated as a "custom basket" under rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of the Tracking Basket published on the Fund's website for each Business Day; and (ii) a copy of each Creation Basket made available.

10.   Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under rule 6c-11(c)(3) under the Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund's Tracking Basket will be treated as a "Custom Basket". The Fund's basket policies and procedures will be covered by the Fund's compliance program and other requirements under rule 38a-1 under the Act, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary